Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of April, 2014

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar
São Paulo, SP, Brazil  01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1.	Minutes of Annual General Shareholders’ Meeting held on April 16th, 2014

ULTRAPAR PARTICIPAÇÕES S.A.

CNPJ nr 33.256.439/0001-39	NIRE 35.300.109.724

Minutes of Annual General Shareholders’ Meeting held on April 16th, 2014

Date, Time and Location:
April 16th, 2014, at 2:00 p.m., at the Company’s headquarters, located at Av. Brigadeiro Luís Antônio, nr 1343, 9th floor, in the City and State of São Paulo.

Attendance:
Attendance: (i) shareholders representing 67.2% of the social capital; (ii) the Chairman of the Board of Directors of the Company; (iii) the Chief Executive Officer of the Company; (iv) the Chief Financial and Investor Relations Officer of the Company; (v) members of the Fiscal Council of the Company; and (vi) Mr. Guilherme Jorge Dagli Junior, registered under CRC nr 1 SP 223225 representing Deloitte Touche Tohmatsu, independent audit firm of the Company.

Publications:
Call Notice: Published in the newspaper “Diário Oficial do Estado de São Paulo” (official gazette of the State of São Paulo) on March 15th, 18th and 19th, 2014 and in the newspaper “Valor Econômico” on March 17th, 18th and 19th, 2014.

Notice to Shareholders: Waived pursuant to publication of documents referred to in Article 133 of the Brazilian Corporate Law, in the newspapers “Diário Oficial do Estado de São Paulo” on February, 21st, 2014, under chapter “Empresarial”, pages 5 to 21, and “Valor Econômico” on February, 21st, 22nd and 23rd, 2014, under special chapter, pages 1 to 16.

(Minutes of the Annual General Shareholders’ Meeting held on April 16th, 2014)

Chairman and Secretary of the Meeting:
Chairman – Luiz Antonio de Sampaio Campos.
Secretary – Sandra López Gorbe.

Order of the day:
In accordance with the published Call Notice.

Discussed and approved matters:

1. Approval of the minutes of the Meeting to be written out as a summary, pursuant to Article 130, paragraph 1 of the Brazilian Corporate Law, and authorization of the publication of the minutes omitting signatures, pursuant to paragraph 3 of the same article. Voting instructions received by the Chairman and the Secretary of the Meeting were duly filed at the Company’s headquarters.

2. Approval, without amendments or qualifications, by 96.1% of the shareholders present, with the abstention of those legally restricted, of the report and accounts of the management of the Company, the financial statements and notes to the financial statements, as well as the report from the independent auditors referring to the year ended on December 31st, 2013.

3. Approval, without amendments or qualifications, by 99.997% of the shareholders present, of the destination of net earnings for the fiscal year ended on December 31st, 2013, in the amount of R$ 1,225,142,610.24 (one billion, two hundred and twenty-five million, one hundred and forty-two thousand, six hundred and ten Reais and twenty-four cents), as follows:

a)	R$ 61,257,130.51 (sixty-one million, two hundred fifty-seven thousand, one hundred and thirty Reais and fifty-one cents) will be allocated to the legal reserve;

(Minutes of the Annual General Shareholders’ Meeting held on April 16th, 2014)

b)
R$ 420,358,955.93 (four hundred twenty million, three hundred fifty-eight thousand, nine hundred fifty-five Reais and ninety-three cents) will be allocated to the statutory reserve for investments; and

c)
R$ 743,526,523.80 (seven hundred and forty-three million, five hundred and twenty-six thousand, five hundred and twenty-three Reais and eighty cents) were allocated to the payment of dividends to shareholders, of which R$ 354,032,210.40 (three hundred and fifty-four million, thirty-two thousand, two hundred and ten Reais and forty cents) were paid as interim dividends as approved by the Board of Directors on July 31st, 2013. Additionally, as approved by the Board of Directors of the Company on February 19th, 2014, the remaining balance of the dividends approved herein for the fiscal year ended on December 31st, 2013, in the amount of R$ 389,494,313.40 (three hundred and eighty-nine million, four hundred and ninety-four thousand, three hundred and thirteen Reais and forty cents). Therefore, total dividends distributed from earnings of the fiscal year ended on December 31st, 2013 are equivalent to a dividend per common share of R$ 0.71 (seventy one cents).

4. Approval, without amendments or qualifications, by 99.4% of the shareholders present, of a maximum global annual limit for the Company’s management compensation of R$ 40,500,000.00 (forty million and five hundred thousand Reais), pursuant to the terms and composition of the proposal presented by the Management, maintained the current proportion among the Directors.

(Minutes of the Annual General Shareholders’ Meeting held on April 16th, 2014)

5. Approval of the election, by 99.994% of the shareholders present, of the persons listed below as effective and alternate members of the Fiscal Council, with mandate up to the Annual General Shareholders’ Meeting to be held in 2015 that will examine the documents referred to in Article 133 of the Brazilian Corporate Law, related to the current fiscal year:

As effective members:

•
FLAVIO CÉSAR MAIA LUZ, Brazilian, married, engineer, registered under CPF/MF nr 636.622.138-34, resident and domiciled at Alameda Canadá, nr 162, Alphaville 2, in the City of Barueri, in the State of São Paulo;

•
JOSÉ REINALDO MAGALHÃES, Brazilian, married, economist, registered under CPF/MF nr 227.177.906-59, resident and domiciled at Rua Nascimento Silva, nr 224, apt 301, Ipanema, in the City and State of Rio de Janeiro.

•
MARIO PROBST, Brazilian, married, accountant and business administrator, registered under CPF/MF nr 029.415.318-74, resident and domiciled at Rua Robélia, nr 614, Jardim Prudência, in the City and State of São Paulo.

As alternate members:

•
MÁRCIO AUGUSTUS RIBEIRO, Brazilian, married, engineer, registered under CPF/MF nr 006.211.088-80, resident and domiciled at Alameda Canadá, nr 43, in the City of Vinhedo, and in the State of São Paulo;

•
PEDRO OZIRES PREDEUS, Brazilian, married, accountant, registered under CPF/MF nr 005.474.508-00, resident and domiciled at Rua Marechal Hastimphilo de Moura, nr 338-C, apt 23-B, in the City and State of São Paulo; and

•
PAULO CESAR PASCOTINI, Brazilian, married, bank employee, registered under CPF/MF nr246.904.300-04, resident and domiciled SQN 305, Bloco L, apto. 111, Edifício Guararapes, Asa Norte, in the City of Brasília, and in the State of Distrito Federal.

5.1. Approval, without amendments or qualifications, by 99.99% of the shareholders present, of the remuneration for the members of the Fiscal Council herein elected, provided that the one designated as president of the Fiscal Council will be entitled to receive a monthly compensation of R$ 14,700.00 (fourteen thousand and seven hundred Reais) and other effective members will be entitled to receive a monthly compensation of R$ 13,700.00 (thirteen thousand and seven hundred Reais).

Discussed and approved matters:

The members of the Fiscal Council, hereby elected, upon the signature of the respective deeds of investiture filed at the Company’s headquarters, previously consulted, have declared that there are no ongoing impediments which would prevent them from exercising their activities in the designated offices, that they do not hold positions in companies which can be considered to be competitors of the Company and that they do not have any conflict of interest with the Company, in accordance with Article 147 of the Brazilian Corporate Law and with the CVM Instruction nr 367/02.

As there were no further matters to be discussed, the Meeting was finished, and these Meeting minutes were presented, read, approved and duly signed by the shareholders present.

(Minutes of the Annual General Shareholders’ Meeting held on April 16th, 2014)

PAULO GUILHERME AGUIAR CUNHA – as a shareholder and Chairman of the Board of Directors of the Company

THILO MANNHARDT – as a shareholder and Chief Executive Officer

ANDRÉ COVRE – as a shareholder and Chief Financial and Investor Relations Officer

ULTRA S.A. PARTICIPAÇÕES

PAULO GUILHERME AGUIAR CUNHA

LUCIO DE CASTRO ANDRADE FILHO

ROBERTO KUTSCHAT NETO

MARCELLO DE SIMONE

RODRIGO DE ALMEIDA PIZZINATTO

MONTEIRO ARANHA S.A.

WOLFGANG EBERHARD ROHRBACH

(Minutes of the Annual General Shareholders’ Meeting held on April 16th, 2014)

PARTH INVESTMENT COMPANY LLC.; BETTINA IGEL HOFFENBERG; JENNINGS IGEL HOFFENBERG; ULTRA-DI PARTICIPAÇÕES S.A.

CAIXA DE PREVIDÊNCIA DOS FUNCIONÁRIOS DO BANCO DO BRASIL – PREVI

THE BANK OF NEW YORK MELLON

IP PARTICIPAÇÕES INSTITUCIONAL MASTER – FUNDO DE INVESTIMENTO EM AÇÕES; BANESPREV MAIS VALOR AÇÕES – FUNDO DE INVESTIMENTO; BRANSFIELD LLC and FUNDO DE INVESTIMENTO EM AÇÕES IP SELEÇÃO

ABERDEEN CANADA - EMERGING MARKETS FUND; ABERDEEN EMERGING MARKETS FUND; ABERDEEN LATIN AMERICAN EQUITY FUND, A SERIES OF ABERDEEN FUNDS; ABU DHABI RETIREMENT PENSIONS AND BENEFITS FUND; ADVANCED SERIES TRUST - AST PARAMETRIC EMERGING MARKETS EQUITY PORTFOLIO; ADVANCED SERIES TRUST - AST PRUDENTIAL GROWTH ALLOCATION PORTFOLIO; ADVANCED SERIES TRUST - AST QMA EMERGING MARKETS EQUITY PORTFOLIO;AGF INVESTMENTS INC; ALASKA PERMANENT FUND; ALGER EMERGING MARKETS FUND; ALLIANZ VARIABLE INSURANCE PRODUCTS TRUST; AMERICAN CENTURY QUANTITATIVE EQUITY FUNDS INC. - EMERGING MARKETS VALUE FUND; AMERICAN CENTURY SICAV; AMERICAN CENTURY WORLD MUTUAL FUNDS, INC EMERG MARKETS FUND; AMERICAN CENTURY WORLD MUTUAL FUNDS INC NT EMERGING MARKETS FUND; ARIZONA PSPRS TRUST; ASCENSION HEALTH MASTER PENSION TRUST; AT&T UNION WELFARE BENEFIT TRUST; BARING UK UMBRELLA FUND - BARING THEMED EQUITY FUND; BELL ATLANTIC MASTER TRUST; BELLSOUTH CORPORATION RFA VEBA TRUST;

(Minutes of the Annual General Shareholders’ Meeting held on April 16th, 2014)

BEST INVESTIMENT CORPORATION; BLACKROCK CDN MSCI EMERGING MARKETS INDEX FUND; BLACKROCK INSTITUTIONAL TRUST COMPANY NA; BP PENSION FUND; BRITISH AIRWAYS PENSION TRUSTEES LIMITED - MAIN A/C; BRITISH AIRWAYS PENSION TRUSTEES LTD. (MPF A/C); CAISSE DE DEPOT ET PLACEMENT DU QUEBEC; CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM; CATHOLIC HEALTH INITIATIVES; CATHOLIC UNITED INVESTMENT TRUST; CENTRAL STATES SOUTHEAST AND SOUTHWEST AREAS PENSION FUND; CF DV EMERGING MARKETS STOCK INDEX FUND; CHANG HWA COMMERCIAL BANK, LTD., IN ITS CAPACITY AS MASTER CUSTODIAN OF ING BRAZIL FUND; CIBC EMERGING MARKETS INDEX FUND; CITY OF NEW YORK GROUP TRUST; CMLA EMERGING MARKETS FUND; CN CANADIAN MASTER TRUST FUND; COHEN & STEERS COLLECTIVE INVESTMENT TRUST; COLLEGE RETIREMENT EQUITIES FUND; COLLEGES OF APPLIED ARTS AND TECHNOLOGY PENSION PLAN; COMMONWEALTH SUPERANNUATION CORPORATION; COUNTY EMPLOYEES ANNUITY AND BENEFIT FD OF THE COOK COUNTY; DB X-TRACKERS MSCI BRAZIL HEDGED EQUITY FUND; DESJARDINS EMERGING MARKETS FUND; DGAM EMERGING MARKETS EQUITY FUND LP; DIVERSIFIED MARKETS (2010) POOLED FUND TRUST; DREYFUS INVESTMENT FUNDS – DREYFUS/THE BOSTON COMPANY EMERGING MARKETS CORE EQUITY FUND; DRIEHAUS EMERGING MARKETS GROWTH FUND; EATON VANCE TR CO CO TR FD - PA STR EM MKTS EQ COM TR FD; EGSHARES BRAZIL INFRASTRUCTURE ETF;  EMERGING MARKETS EQUITY INDEX MASTER FUND; EMERGING MARKETS EQUITY INDEX PLUS FUND; EMERGING MARKETS EQUITY TRUST 3; EMERGING MARKETS EX-CONTROVERSIAL WEAPONS EQUITY INDEX FD B; EMERGING MARKETS INDEX NON-LENDABLE FUND; EMERGING MARKETS INDEX NON-LENDABLE FUND B; EMERGING MARKETS SUDAN FREE EQUITY INDEX FUND; EMERGING MARKETS EQUITY MGRS: PORTFOLIO 1 OFFSHORE MASTER LP; EMPLOYEES RETIREMENT SYSTEM OF TEXAS; EMPLOYEES RET SYSTEM OF THE STATE OF HAWAII; EVANGELICAL LUTHERAN CHURCH IN AMERICA B O PN; EXELON CORPORATION PENSION MASTER RETIREMENT TRUST; F & C  INVESTMENT FUNDS ICVC II EMERGING MARKETS FUNDS; FIDELITY ADVISOR INT CAP APPRECIATION F; FIDELITY EMERGING MARKETS EQUITY INVESTMENT TRUST; FIDELITY INVEST T F INTERNATIONAL

(Minutes of the Annual General Shareholders’ Meeting held on April 16th, 2014)

CAPITAL APPRECIATION FUND; FIDELITY INVESTMENT TRUST: FIDELITY SERIES EMERGING MARK FUND; FIDELITY INVESTMENT TRUST: FIDELITY TOTAL EMERGING MARKETS F; FIDELITY SALEM STREET TRUST: FIDELITY SERIES G EX US I FD; FIDELITY SALEM STREET TRUST: SPARTAN EMERGING MARKETS IND FD; FIDELITY SALEM STREET TRUST: SPARTAN GL EX U.S. INDEX FUND; FIREFIGHTERS RETIREMENT SYSTEM; FIRST TRUST BICK INDEX FUND; FIRST TRUST BRAZIL ALPHADEX FUND; FIRST TRUST LATIN AMERICA ALPHADEX FUND; FIRST TRUST ABERDEEN EMERGING OPPORTUNITY FUND; FISHER INVESTMENTS COLLECTIVE TRUST; FLORIDA RETIREMENT SYSTEM TRUST FUND; FORD MOTOR CO DEFINED BENEF MASTER TRUST; FORD MOTOR COMPANY OF CANADA, L PENSION TRUST; FUTURE FUND BOARD OF GUARDIANS; GARD COMMON CONTRACTUAL FUND; GENESIS EMERGING MARKETS BUSINESS TRUST; GENESIS EMERGING MARKETS LP; GMAM GROUP PENSION TRUST II; GMAM INVESTMENT FUNDS TRUST; GMO DEVELOPED WORLD STOCK FUND, A SERIES OF GMO TRUST; GMO FUNDS PLC; GMO GLOBAL REAL RETURN (UCITS) FUND, A SUB-FUND OF GMO FUNDS PLC; GMO IMPLEMENTATION FUND, A SERIES OF A GMO TRUST; GMO TRUST ON BEHALF OF GMO EMERGING MARKETS FUND, A SERIES OF A GMO TRUST; GOLDMAN SACHS FUNDS II - GOLDMAN SACHS GMS EMERGING MARKETS; GOLDMAN SACHS GMS ERISA GROUP TRUST ON BEHALF OF NON-US EQUI; GOLDMAN SACHS PROFIT SHARING MASTER TRUST; HALLIBURTON CO EMPLOYEE BENEFIT MASTER TRUST; HC CAPITAL TRUST THE COMMODITY RETURNS STRATEGY PORTFOLIO; IBM 401 (K) PLUS PLAN; ILLINOIS STATE BOARD OF INVESTMENT; ING EMERGING MARKETS INDEX PORTFOLIO; ING JP MORGAN EMERGING MARKETS PORTFOLIO; ING JP MORGAN EMERGING MARKETS EQUITY PORTFOLIO; INTEGRA EMERGING MARKETS EQUITY FUND; IPM EQUITY UMBRELLA FUND – IPM RAFI EMERGING MARKETS FUND; ISHARES II PUBLIC LIMITED COMPANY;

(Minutes of the Annual General Shareholders’ Meeting held on April 16th, 2014)

ISHARES III PUBLIC LIMITED COMPANY; ISHARES MSCI ACWI EX US INDEX FUND; ISHARES MSCI ACWI INDEX FUND; ISHARES MSCI BRAZIL CAPPED ETF; ISHARES MSCI BRIC INDEX FUND; ISHARES MSCI EMERGING MARKETS INDEX FUND; ISHARES MSCI EMERGING MARKETS MINIMUM VOLATILITY INDEX FUND; ISHARES PUBLIC LIMITED COMPANY; ISHARES S&P LATIN AMERICA 40 INDEX FUND; ISHARES VI PUBLIC LIMITED COMPANY;  JAPAN TRUSTEE SERVICES BK, LTD. RE: RTB NIKKO BEA MOTHER FD; KANSAS PUBLIC EMPLOYEES RETIREMENT SYSTEM; LAZARD ASSET MANAGEMENT LLC; LVIP BLACKROCK EMERGING MARKETS RPM FUND; MANAGED PENSION FUNDS LIMITED; MARVIN & PALMER EMERGING MARKETS EQUITY LP; MARVIN & PALMER FUNDS PLC; MELLON BANK N.A EB COLLECTIVE INVESTMENT FUND PLAN; MERCER EMERGING MARKETS EQUITY FUND; MFC LATIN AMERICAN EQUITY FUND; MFC MERIDIAN FUNDS – LATIN AMERICAN EQUITY FUND; MICROSOFT GLOBAL FINANCE; MINISTRY OF STRATEGY AND FINANCE; MORGAN STANLEY EMERGING MARKETS FUNDS, INC; MORGAN STANLEY INTITUCIONAL FUND, INC, EMERGING MARKETS PORTFOLIO; MU ABERDEEN FUND, GEM2 PORTFOLIO; NATIONAL COUNCIL FOR SOCIAL SECURITY FUND; NATIONAL ELEVATOR INDUSTRY PENSION PLAN; NATIONAL WESTMINSTER BANK PLC ADO FIRST STATE INVESTMENTS ICVC – FIRST STATE LATIN AMERICA FUND; NAV CANADA PENSION PLAN; NEI NORTHWEST EMERGING MARKETS FUND; NEW YORK STATE TEACHERS RETIREMENT SYSTEM; NEW ZEALAND SUPERANNUATION FUND; NOMURA MULTI MANAGERS FUND III - EMERGING MARKETS EQUITY; NORTHERN TRUST INVESTMENT FUNDS PLC; NZAM EM8 EQUITY PASSIVE FUND; OMERS ADMINISTRATION CORPORATION; PICTET - EMERGING MARKETS INDEX; PICTET FUNDS S.A RE: PI(CH)-EMERGING MARKETS TRACKER; POWERSHARES FTSE RAFI EMERGING MARKETS PORTFOLIO; PPL SERVICES CORPORATION MASTER TRUST; PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY; PUBLIC EMPLOYEE RETIREMENT SYSTEM OF IDAHO; PUBLIC SECTOR PENSION INVESTMENT BOARD; PYRAMIS GLOBAL EX U.S. INDEX FUND LP; RAILWAYS PENSION TRUSTEE COMPANY LIMITED; SAN DIEGO GAS & ELEC CO NUC FAC DEC TR QUAL; SCHWAB FUNDAMENTAL EMERGING MARKETS LARGE COMPANY INDEX ETF; SCHWAB FUNDAMENTAL EMERGING MARKETS LARGE COMPANY INDEX FUND; SCOTIA LATIN AMERICAN FUND; SCOTIA PRIVATE EMERGING MARKETS POOL;  SEMPRA ENERGY PENSION MASTER TRUST; SPDR S&P EMERGING MARKETS ETF; SSGA MSCI BRAZIL INDEX NON-LENDING QP COMMON TRUST FUND; ST. JAMES S PLACE GLOBAL EMERGING MARKETS UNIT TRUST; STATE OF CONNECTICUT RETIREMENT PLANS AND TRUST FUNDS; STATE OF INDIANA

(Minutes of the Annual General Shareholders’ Meeting held on April 16th, 2014)

PUBLIC EMPLOYEES RETIREMENT FUND; STATE OF NEW JERSEY COMMON PENSION FUND D; STATE OF OREGON; STATE STREET BANK AND TRUST COMPANY INVESTMENT FUNDS FOR TAX EXEMPT RETIREMENT PLANS; STATE STREET BANK AND TRUST COMPANY INVESTMENT FUNDS FOR TAX EXEMPT RETIREMENT PLANS; STICHTING PENSIOENFONDS VAN DE ABN AMRO BK NV; STICHTING PHILIPS PENSIOENFONDS;TEACHER RETIREMENT SYSTEM OF TEXAS; TEACHERS RETIREMENT SYSTEMS OF LOUSIANA; TEACHERS RETIREMENT SYSTEM OF THE STATE OF ILLINOIS; THE BARING EMERGING MARKETS UMBRELLA FUND SUB FUND, BARING LATIN AMERICA FUND; THE CALIFORNIA ENDOWMENT; THE CALIFORNIA STATE TEACHERS RETIREMENT SYSTEM; THE EMERGING MARKETS EQUITY INVESTMENTS PORTFOLIO OF CONSULTING GROUP CAPITAL MARKETS FUNDS; THE GENERAL MOTORS CANADIAN HOURLY-RATE EMPLOYEES PENSION PLAN; THE GENERAL MOTORS CANADIAN RETIREMENT PROGRAM FOR SALARIED EMPLOYEES; THE GENESIS EMERGING MARKETS INVESTMENT COMPANY (SICAV); THE GENESIS GROUP TRUST FOR EMPLOYEE BENEFIT PLANS; THE GOVERNMENT OF THE PROVINCE OF ALBERTA; THE HBOS FINAL SALARY PENSION SCHEME; THE LATIN AMERICAN DISCOVERY FUND, INC; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE OF EMERGING COUNTRY STOCK ACTIVE MOTHER FUND; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE OF MUTB400038062;  THE MONETARY AUTHORITY OF SINGAPORE; THE NOMURA TRUST AND BANKING CO LTD RE INT EMERGING STOCK INDEX MSCI EMERGING NO HEDGE MONETARY FUNDS; THE PENSION RESERVES INVESTMENT MANAGEMENT BOARD; THE SEVENTH SWEDISH NATIONAL PENSION FUND - AP7 EQUITY FUND; THE STATE TEACHERS RETIREMENT SYSTEM OF OHIO; THE UNIVERSAL INSTITUCIONAL FUND, INC, EMERGING MARKETS EQUITY PORTFOLIO; THRIVENT PARTNER EMERGING MARKETS  EQUITY PORTFOLIO; THRIVENT PARTNER WORLDWIDE ALLOCATION FUND; TIAA-CREF FUNDS - TIAA-CREF EMERGING MARKETS EQUITY FUND; TIAA-CREF FUNDS - TIAA-CREF EMERGING MARKETS EQUITY INDEX FUND; UAW RETIREE MEDICAL BENEFITS TRUST; UNIVERSITY OF PITTSBURGH MEDICAL CENTER SYSTEM; UPS GROUP TRUST; UPS GROUP TRUST; UTAH STATE RETIREMENT SYSTEMS;  VANGUARD EMERGING MARKETS STOCK INDEX FUND; VANGUARD FTSE ALL-WORLD EX-US INDEX

(Minutes of the Annual General Shareholders’ Meeting held on April 16th, 2014)

FD, A SERIES OF VANGUARD INTERNATIONAL EQUITY INDEX FUNDS; VANGUARD FUNDS PUBLIC LIMITED COMPANY; VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF VANGUARD INTERNATIONAL EQUITY INDEX FUNDS; VARIABLE INSURANCE PRODUCTS FUND II: EMERGING MARKETS PORTFOLIO; VARIABLE INSURANCE PRODUCTS FUND II: INTERNATIONAL CAPITAL APPRECIATION PORTFOLIO; VONTOBEL INVESTMENT TRUST; WELLS FARGO ADVANTAGE DIVERSIFIED STOCK PORTFOLIO; WILLIAM BLAIR COLLECTIVE INVESTMENT TRUST; WILLIAM BLAIR EMERGING MARKETS GROWTH FUND; WILLIAM BLAIR EMERGING MARKETS LEADERS POOLED FUND; WISDOMTREE COMMODITY COUNTRY EQUITY FUND; WISDOMTREE EMERGING MARKETS DIVIDEND GROWTH FUND; WISDOMTREE GLOBAL EX-US DIVIDEND GROWTH FUND

SQUADRA MASTER LONG BIASED FUNDO DE INVESTIMENTO EM AÇÕES; SQUADRA MASTER LONG-ONLY FUNDO DE INVESTIMENTO EM AÇÕES; SQUADRA INSTITUCIONAL FUNDO DE INVESTIMENTO DE AÇÕES; SQUADRA HORIZONTE FUNDO DE INVESTIMENTO EM AÇÕES and FPRV SQA SANHAÇO FUNDO DE INVESTIMENTO EM AÇÕES PREVIDENCIÁRIO

GROUPER EQUITY LLC and SNAPPER EQUITY LLC

GERAÇÃO FUTURO DRAMD PAR FUNDO DE INVESTIMENTO EM AÇÕES; EVC GERAÇÃO FUTURO FUNDO DE INVESTIMENTO EM AÇÕES; GERAÇÃO FUTURO FUNDO DE INVESTIMENTO EM AÇÕES VALENTIN; GERAÇÃO FUTURO FUNDO DE INVESTIMENTO EM AÇÕES PROGRAMADO IBOVESPA ATIVO; GF PYXIS FUNDO DE INVESTIMENTO EM AÇÕES; AMJD FUNDO DE INVESTIMENTO EM AÇÕES; GERAÇÃO FUTURO FUNDO DE INVESTIMENTO EM AÇÕES APLIKAÇÃO; GERAÇÃO FUTURO ATIVAÇÕES FUNDO DE INVESTIMENTO EM AÇÕES; GERAÇÃO FUTURO DIVIDENDOS FUNDO DE

(Minutes of the Annual General Shareholders’ Meeting held on April 16th, 2014)

INVESTIMENTO EM AÇÕES; GERAÇÃO FUTURO FUNDO DE INVESTIMENTO EM AÇÕES DUQUE DE CAXIAS; GERAÇÃO FUTURO FUNDO DE INVESTIMENTO EM AÇÕES FEEVALE; GERAÇÃO FUNDO DE INVESTIMENTO EM AÇÕES; GERAÇÃO FUTURO IDEA FIX FUNDO DE INVESTIMENTO EM AÇÕES; GERAÇÃO FUTURO INVESTCEL FUNDO DE INVESTIMENTO EM AÇÕES; GERAÇÃO FUTURO FUNDO DE INVESTIMENTO EM AÇÕES INVESTPOST; GERAÇÃO FUTURO FUNDO DE INVESTIMENTOS EM AÇÕES MENINAS IRADAS; GERAÇÃO FUTURO FUNDO DE INVESTIMENTO EM AÇÕES SAPHIRA; GERAÇÃO FUTURO SELEÇÃO FUNDO DE INVESTIMENTO EM AÇÕES; GERAÇÃO FUTURO FUNDO DE INVESTIMENTO EM AÇÕES VESPI; GERAÇÃO FUTURO FUNDO DE INVESTIMENTO EM AÇÕES GEAP; GERAÇÃO FUTURO FUNDO DE INVESTIMENTO EM AÇÕES EXCELLENCE

CLUBE DE INVESTIMENTO AMERICAS EQUITY SELECTION; CLUBE DE INVESTIMENTO FÉRTIL; GRAND SLAM CLUBE DE INVESTIMENTO EM AÇÕES; GVMI CLUBE DE INVESTIMENTO; CLUBE DE INVESTIMENTO HORSESHOE; CLUBE DE INVESTIMENTO LUGANO; CLUBE DE INVESTIMENTO ONE CAPITAL; ORIANA I CLUBE DE INVESTIMENTO; CLUBE DE INVESTIMENTO BENJAMIN GRAHAM; CLUBE DE INVESTIMENTO TALIANI DEL MONDO; CLUBE DE INVESTIMENTO POÇO AZUL; ATLETA INVEST CLUBE DE INVESTIMENTO; CLUBE DE INVESTIMENTO ORANGE; ÍNDICE CLUBE DE INVESTIMENTO EM AÇÕES; CLUBE DE INVESTIMENTO CONFIANCE; CLUBE DE INVESTIMENTO PROSPERITY CI; CLUBE DE INVESTIMENTO HIMALAIA; INVEST SAÚDE CLUBE DE INVESTIMENTO; CLUBE DE INVESTIMENTO GERAÇÃO FUTURO PERFORMANCE; CLUBE DE INVESTIMENTO GERAÇÃO RS; CLUBE DE INVESTIMENTO MALDIVAS; CLUBE DE INVESTIMENTO AÇÕES ENTRE AMIGOS; CLUBE DE INVESTIMENTO ÁGUIA AZUL; CLUBE DE INVESTIMENTO SPL; CLUBE DE INVESTIMENTO QUEBRA VENTOS; CLUBE DE INVESTIMENTO DOS TRINTA; CLUBE DE INVESTIMENTO ASSOCIADOS CTBC; CLUBE DE INVESTIMENTO ELITE BBS; CIFRÃO BRASIL CLUBE DE INVESTIMENTO; INVEST PASSO FUNDO CLUBE DE INVESTIMENTO; CLUBE DE INVESTIMENTO ALEMÃO; CLUBE DE INVESTIMENTO MAGI; CLUBE DE INVESTIMENTO EM AÇÕES ABAETÉ; CLUBE DE INVESTIMENTO XURUPITA; CLUBE DE INVESTIMENTO RÉGIA; CLUBE DE INVESTIMENTO FACCAT; CLUBE DE INVESTIMENTO EM AÇÕES COPA 2006; CLUBE DE

(Minutes of the Annual General Shareholders’ Meeting held on April 16th, 2014)

INVESTIMENTO EM AÇÕES IBAX; OFICINA I CLUBE DE INVESTIMENTO; NEW YORK CLUBE DE INVESTIMENTO; CLUBE DE INVESTIMENTO CCR & PARTNERS; CLUBE DE INVESTIMENTO FDI; CLUBE DE INVESTIMENTO FAST 5; NEFROLOGIKA CLUBE DE INVESTIMENTO; CLUBE DE INVESTIMENTO QUERO MAIS; CLUBE DE INVESTIMENTO MILHÃO; CLUBE DE INVESTIMENTO NEW AGE; CLUBE DE INVESTIMENTO AMERICANA INVEST; CLUBE DE INVESTIMENTO SUNSHINE; CLUBE DE INVESTIMENTO 511; CLUBE DE INVESTIMENTO DAFAMA; CLUBE DE INVESTIMENTO KIDS; CLUBE DE INVESTIMENTO STERN; CLUBE DE INVESTIMENTO FELICITA; CLUBE DE INVESTIMENTO MED ATIVOS; CLUBE DE INVESTIMENTO PERDIGUEIROS; CLUBE DE INVESTIMENTO WEGUEIROS; WILSON CLUBE DE INVESTIMENTO; INDIANÁPOLIS CLUBE DE INVESTIMENTO

BRASIL PLURAL MASTER PREV; BRASIL PLURAL MACRO FUNDO DE INVESTIMENTO MULTIMERCADO; PLURAL CAPITAL EQUITY HEDGE FUNDO DE INVESTIMENTO MULTIMERCADO; BRASIL PLURAL MULTIMANAGER BBDC FUNDO DE INVESTIMENTO MULTIMERCADO; BRASIL PLURAL RETORNO ABSOLUTO FUNDO DE INVESTIMENTO MULTIMERCADO CRÉDITO PRIVADO; BRASIL PLURAL LONG BIASED FUNDO DE INVESTIMENTO MULTIMERCADO; BRASIL PLURAL LONG & SHORT PLUS FUNDO DE INVESTIMENTO EM AÇÕES; BRASIL PLURAL FUNDO DE INVESTIMENTO DE AÇÕES; PLURAL CAPITAL INSTITUCIONAL FUNDO DE INVESTIMENTO MULTIMERCADO; PITUBA FUNDO DE INVESTIMENTO EM AÇÕES; PLURAL CAPITAL BRAZIL (DE) LLC

BEST INVESTMENT CORPORATION; ING BRIICSS FUND; FIRST STATE GLOBAL UMBRELLA FUND PLC FIRST STATE GLOBAL EMERGING MARKETS SELECT FUND; WOORICS EMERGING MARKET INFRASTRUCTURE EQUITY FUND

(Minutes of the Annual General Shareholders’ Meeting held on April 16th, 2014)

ABERDEEN EMERGING OPPORTUNITIES FUND; ABERDEEN GLOBAL - EMERGING MARKETS EQUITY FUND; ABERDEEN GLOBAL - LATIN AMERICAN EQUITY FUND; ABERDEEN GLOBAL BRAZIL EQUITY FUND; ABERDEEN GLOBAL EMERGING MARKETS INFRASTRUCTURE EQUITY FUND; ABERDEEN EMERGING MARKETS EQUITY FUND

BUREAU OF LABOR INSURANCE; CITY OF PHILADELPHIA PUBLIC EMPLOYEES RETIREMENT SYSTEM; CONNECTICUT GENERAL LIFE INSURANCE COMPANY; CURIAN/ABERDEEN LATIN AMERICA FUND; DEVON COUNTY COUNCIL; EQ ADVISORS TRUST – EQ/GLOBAL MULTI-SECTOR EQUITY PORTFOLIO; FIDELITY ADVISOR SERIES VIII: FIDELITY ADVISOR EMERGING MARKETS FUND; FIDELITY CENTRAL INVESTMENT PORTFOLIOS LLC: FIDELITY EMERGING MARKETS EQUITY CENTRAL FUND;  FIDELITY INVESTMENT TRUST: FIDELITY EMERGING MARKETS FUND; FIDELITY INVESTMENTS MONEY MANAGEMENT INC.; JAPAN TRUSTEE SERVICES BANK, LTD AS TRUSTEE FOR SUMITOMO TRUST AND BANK CO.,LTD AS TRUSTEE FOR MORGAN STANLEY ONLY; JNL/MELLON CAPITAL EMERGING MARKETS INDEX FUND;  JPMORGAN EMERGING MARKETS INVESTMENT TRUST PLC; MORGAN STANLEY INVESTMENT FUNDS EMERGING MARKETS EQUITY FUND; MORGAN STANLEY INVESTMENT FUNDS LATIN AMERICAN EQUITY FUND; NATIONAL WESTMINSTER BANK PLC AS DEPOSITARY FOR JPM EMERGING MARKETS FUND; NORGES BANK; OHIO POLICE AND FIRE PENSION FUND; PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO; RETIREMENT INCOME PLAN OF SAUDI ARABIAN OIL COMPANY; ROCHE DIAGNOSTICS CORPORATION CASH ACCUMULATION PLAN; SBC MASTER PENSION TRUST; SCHRODER EMERGING MARKET EQUITY FUND; STATE OF WYOMING; STATE SUPER FINANCIAL SERVICES INTERNATIONAL EQUITIES SECTOR TRUST; STICHTING DEPOSITARY APG EMERGING MARKETS EQUITY POOL; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045833; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045835; UNIVERSITIES SUPERANNUATION SCHEME LTD; VANGUARD INVESTMENT SERIES, PLC; VANGUARD TOTAL INTERNATIONAL

(Minutes of the Annual General Shareholders’ Meeting held on April 16th, 2014)

STOCK INDEX FUND, A SERIES OF  VANGUARD STAR FUNDS;VIRTUS EMERGING MARKETS OPPORTUNITIES FUND

FLAVIO CESAR MAIA LUZ – Fiscal Council President

MARIO PROBST – Fiscal Council Member

GUILHERME JORGE DAGLI JUNIOR - CRC nr 1 SP 223225 – Auditor from Deloitte Touche Tohmatsu

LUIZ ANTONIO DE SAMPAIO CAMPOS - Chairman of the Meeting

SANDRA LÓPEZ GORBE - Secretary of the Meeting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 16, 2014
ULTRAPAR HOLDINGS INC.
By:	/s/ André Covre
Name: André Covre
Title: Chief Financial and Investor Relations Officer

(Minutes of Annual General Shareholders’ Meeting held on April, 16th, 2014)